Filed by Entergy Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Entergy Corporation Commission File No. 001-11299

Entergy Corporation

9/13/2013 - 9:05 AM ET

Entergy Corporation

September 13, 2013

9:05 AM ET

Dan Ford:	Hello, everyone. Our next presentation is going to be Entergy Corporation. We have Leo Denault, Chairman and CEO, to present to us the Entergy story. Leo?

Leo Denault:	Thanks, Dan. And thanks to all of you for coming out here, as the conference winds down. What I want to do today is walk you through where we sit on a number of things but I want to start by mentioning, I guess, the legal disclaimers. Some of what I’m going to say is forward-looking statements so check our disclosures in our website for information and also I’m going to talk about our transaction with ITC so there are some disclosures that they have out there, as well, around that and I encourage you to look at all of those to get all the right complete and full disclosure of everything that we’ve filed in those situations.

As you know, the company as we sit today; merchant business, primarily nuclear plants in the Northeast, includes also District Energy for the time being and some fossil assets that are primarily in the Gulf South but also a gas plant in Rhode Island and six integrated electric utilities in the Gulf South across the states of Louisiana, Arkansas, Mississippi, and Texas. That’s where we sit today and that’s the business as we run it.

As you know, this year we’ve got a lot going on. As you know, the company, just in general before we had a lot going on, is somewhat of a complicated beast; when you consider the relationship between all the different jurisdictions as well as all the interesting things that go on around the nuclear facilities, primarily in the Northeast whether it’s Vermont Yankee or whether it’s Indian Point, whether it’s the power markets, etc.

And as we started out this year understanding the number of things that we had going on, we set out with what we called seven strategic imperatives. I will admit to you, as many of you know, that while they’re seven strategic imperatives, there is a lot going on within each and every one of those. One of our objectives throughout the course of the year we’ve mentioned to all of you and certainly been spending a lot of time on internally is to really winnow down the number of imperatives and the number of initiatives and the complexity of the company, going forward.

That’s part of the reason we’ve taken on a lot of things this year that people, quite honestly, have asked us; why would you do that now when you have so much else going on? Our objective is actually to get through a lot of this stuff relatively quickly so that, 2014 and beyond, we are a company that is a little bit easier to follow, a little bit easier to understand. So, a lot of what we’re going to talk about, a lot of the things that we’re

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doing right now are geared just toward that; to take the number of imperatives, to take the complexity of the company and get it to something that’s a little bit more digestible for all of you. And I think that would be welcome, not only for all of you, but it would be welcome for all of our employees as well. That’s one of the things that we want to do for them, as much as anybody else.

So, by this time next year, instead of seven strategic imperatives with 35 or 40 underlying initiatives, we intend to be down to three or four. So that’s one of the major objectives. So as we go through all of these things, keep in mind that’s one of the overarching objectives of what the objectives of each individual imperative is, going forward.

So, let’s start with the utility and where we sit today with that integrated utility within the Gulf South. Our objectives here start with operations, with safety, with security, with reliability, with prices, with operational capability. And, actually, we’ve made great progress in this over the course of the last, actually, 10 to 15 years. We’ve got some of the lowest rates in the country. We’re very rate-advantaged within our region, as well as nationally. If you look at how rates have moved over the course of the last several years, the picture on the rate path gets even better, in terms of decline in rates. We’re even better on the chart than what you would see right here.

We continue to focus tremendously on safety and reliability in the system. It’s very important that we take care of the customer first because that’s the only way that we’re going to be able to take care of everything else that we’ve got going on. So, great operations, low costs, low rates, reliable system, a safe system; that’s a major objective to how we accomplish the things that we’re trying to within those strategic imperatives.

In the effort to try and keep the company less risky and our customers better off, the first imperative that you saw up there was the transition into MISO. We’ve made tremendous progress. We’ve been working on this, obviously, for a number of years. We’ve gone through, not only the structural and the regulatory piece of this and we continue to push down the conditions that we need to get to actual transition of this system in December of this year into MISO, but we’re also doing all the requisite operational testing and the like to make sure that we are ready for that cutover, come December. And that’s right on track to make that happen and to get ourselves into the Midwest ISO.

At the point in time that we get into MISO is also the point in time when Arkansas exits the system agreement. As you know, the system agreement is something that has been somewhat of a complicated beast for the company but it’s also been the source of a lot of litigation and a lot of issues that we’ve had back and forth within the jurisdictions between each other. Sometimes we get caught in the middle.

When you look at where we’re going to go into MISO, that’s the same point in time when Arkansas exits the system agreement. In December 2015, Mississippi will exit the system agreement. As you know, part of the transition into MISO is for us to file notice that Texas will exit the system agreement and we’re also working on a consensual way to get Texas out of the system agreement prior to the eight-year notice period. Once Texas is out of the system agreement, then all you’re left is the three Louisiana companies and you’ve got to question whether or not the system agreement is actually needed to manage the system of those three companies that are all located within Louisiana.

Again, the transition to MISO reduces risk. The transition to MISO is going to provide $1.4 billion of savings to our customers. That’s lower rates than what we were showing before. As we head out over the next decade, the elimination of Arkansas leaving the system agreement, Mississippi, then Texas, and then the future of the system agreement post-that is another way to simplify the company and to help us manage the risk going forward, while we’ve lowered costs to our customers.

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The next step in that quest to have a more reliable, better operating system, plus have lower rates is the ITC transaction. A significant amount of benefits for all of our stakeholders with the ITC transaction. Our point of view is that, at the end of the day, we will have lower delivered cost of energies to our customers because we’ll have reduced congestions, improved reliability, and provided access to generation that otherwise wouldn’t have had, even in MISO. That’s going to provide lower costs to our customers, as all of those things will provide lower costs.

We still see a path forward. It is our intention, after we have looked at what happened after the August 9th open meeting in Texas, to re-file in Texas. Can’t give you the exact date yet; we’re still working that out with ITC but it is our intention to file in Texas. We’ve got to answer here relatively quickly with what’s going on in Mississippi, in terms of the process there. And then, as you know, the other jurisdictions suspended their processes when, at the end of the Texas open meeting, when we withdrew our filing there. We’re going to have to get those back on track but we still see a path forward and we still think that this is the right thing to do for all of our stakeholders.

If you look at where the system is growing right now, we’ve always had moderate growth in our retail load at the utility. We continue to see that going forward, between what we’ve got going on in the industrial sector, what’s going on in the residential sector and we have seen the impact of energy efficiency as it relates to our different customer classes and, obviously, in the residential base. So that moderate growth of 1% to 1.25% we think is something that we will see as we go forward over the course of the next several years.

In addition to that, what we see in our service territory, in particular along the Gulf South whether it be in Texas or along the Louisiana coast, but also in the rest of our jurisdictions, Mississippi and Arkansas as well, is significant opportunity for economic development. Right now we’ve got, in the pipeline in those regions, about $50 billion worth of investment into projects of various sorts that look pretty good. This is a high-probability type of investments that people are trying to make within the service territory. And our objective is to try and make sure that we can latch on to as many of those as we can, make sure that we’re not a hindrance but, more than that, make sure that we’re actually out aggressively trying to help grow the system.

Growing the load this way provides a significant number of jobs to the region, a significant amount of investment. And whether we serve all of these or not, whether they all show up or not, that economic viability within our service territory is something that will ultimately make us better off. When we attract these kinds of customers, when we attract this kind of load, it allows us to spread fixed costs, obviously, over a larger number of megawatt-hour sales. As we do that, it keeps our costs low and it makes us more competitive to attract the next load.

As you know, we already signed up the Big River Steel plant in Arkansas this year. Sempra is putting in a big LNG terminal, export facility, within our service territory. And we’ve got a significant number of other projects that will certainly make the 1% to 1.25% load growth seem pretty feasible but, obviously, could make that into something quite a bit bigger. There is a significant amount of megawatt hours that would go with this kind of additional load, if we were able to attract that and keep that.

We think the window of opportunity with where the price of natural gas is, which is a feedstock to, obviously, many of these types of activities and the fact that we have such a

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significant reliance on natural gas ourselves for our generation fleet, which has helped keep our rates low. And, as you know, I mentioned our rates have been coming down partially because of that and partially because of the investment profile we’ve made over the last couple of years as much or more than anyone else in the country.

Another way for us to try and keep our costs low, keep our rates low, make us more competitive, and make our customers better off is through our human capital management program that we announced at the end of last quarter. $200 million to $250 million of savings. The majority of that is at the utility, since that’s the biggest part of our business. That, combined with the investment profile that we’ve got combined with what’s going with the price of natural gas is, again, meant to do a couple of things; make the business less risky. Obviously, it’s going to allow us to have lower costs and lower rates. And, to the extent that we’re able to capture any of those dollars, they’re obviously going help us earn our rates of return, maybe sometimes do better if we get the right timing. Obviously, that’s not the objective, the objective is not to time it but that may be part of the process and fall out.

The investments that we’re making, a lot of those are productive like the Ninemile plant. We’ve got some Fukushima requirements that we have to put in place at the utility, as well as T&D infrastructure, and normal reliability maintenance and things like that. As we go through that program, obviously what our objective is, is to keep our rates low through reduction in O&M while we get adequate recovery of all of the capital investment we make, which is where we’re going to generate earnings going forward.

Another thing that we’ve got going on in 2013 is a significant number of regulatory filings. As you know, we’ve got rate cases in Arkansas, Louisiana, as well as FRP filings in Mississippi, and we also have some storm -cost recovery that we’re going after. Again, significant amount of regulatory activity. By the time we get into the middle of 2014, the majority of this should be off the table and we’ll have gotten through regulatory filings and rate cases for a significant number of our customers as we go into the middle of 2014 and beyond.

The other thing that we’re working on and will continue to work on, it’s not just the ROE that matters; it’s what the regulatory package is. Our objective and one of our strategic imperatives is to look at how we’re structured, in terms of our regulatory constructs, and marry that up with the types of capital investments that we’re going to make, so that we can make sure that we’re getting as efficient recovery as we can and have the best ability that we can, to try and earn our rates of return.

So, for example, normal routine type of capital and maintenance expenditures, formula rate plans work really well for that. We’ve put in place riders and trackers for things that are of a significant nature. If you think about the way our regulatory process works when we acquire a new power plant, the idea that we actually have the regulatory process and the close of the transaction sync up to be virtually simultaneous, so that a condition precedent to closing on the acquisition is that we get full and fair recovery of the plant in rates. And we’ve been very successful in being able to do that so that there’s zero regulatory lag on that whatsoever. It takes away a lot of the uncompensated risk that you have as a utility, where you take a lot of operational construction risk, etc., particularly in this day and age when there’s so much risk associated with that sort of thing.

So, our objective is to continue to try and put in place the right kind of regulatory mechanisms that match up with the investment profile we’re going to have on a jurisdiction-by-jurisdiction basis. Combined with that, whether we go after forward test years or deferral of costs and things like that that ordinarily wouldn’t be done, combined with that we most likely will have to put in place some sort of performance measures like

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ROEs tied to customer satisfaction and rates, etc., which is actually what we already have. If you look at the design of our Mississippi FRP, it has that sort of mechanisms built within that structure.

So, with all of the things we’ve got going on within the utility, where will be this time next year? We will already have transitioned into the Midwest ISO. Or I guess they call it the Midcontinent ISO these days. I’m too old, I guess, to remember that.

We will no longer be working on the ITC transaction. We’re committed to it. We believe that we have a shot to get that done. If that doesn’t happen, then we’ll continue to own a transmission business. But either way, at this time next year we’ll no longer be working on that.

We’ll be more aggressively pursuing economic development within all of our service territories to try and, not only get our hands on that 1500 to 2000 megawatts of incremental load, but to see if we can increase on that, improve on that.

The human capital management program will be in place. We’ll be continuing to implement that, as opposed to plan and restructure. We’ve gone through a significant amount of restructuring already within the company, to date. That will continue throughout the balance of the year and we’ll be in the process of harvesting a lot of those savings as we go into 2014 and beyond. And then 80% of our customer base will be through the regulatory process of rate cases.

By this time next year, we will have significantly de-risked, significantly moved on, and significantly simplified where we are as a company. We’ll also know where we’re headed with the system agreement in large part, as it relates to what we’re doing in Texas and whether or not we see a path to a quicker exit than the eight-year notice requirement that we’ve got there.

So, that’s all that’s going on in the utility. Obviously the other part of the business is the merchant fleet, or EWC. Again, it starts with operations; safe, secure, reliable operations. And nothing that we’re doing, there isn’t one of the initiatives that we’ve got going on within EWC that in any way, shape, or form would compromise on the safety and the security of the plants that we operate, particularly as it relates to the nuclear facilities that we run. We’re doing a pretty good job in that area and we plan to continue to try and do a good job there and actually improve our performance, going forward.

On the revenue side, FERC’s taken action on the Lower Hudson Valley capacity zone. We think that’s going to have a nice uplift for us, as Indian Point resides within that zone and we see that is still on track to be in place by the middle of next year. Again, something on the revenue side that we see as a real positive, going down the road.

Capacity markets are something that we still believe — I know we’re not alone in this — need some work. The capacity markets are not designed completely adequately to compensate us for the type of facility, the reliability of the facilities, the availability of the facilities. It’s not really a level playing field for those of us who are spending a significant amount of money to maintain the reliability of baseload generation versus those that aren’t. And that’s something we continue to press and we’re going to continue to be more aggressive, working with regulators in both the states and at the federal level, to try and make a case to get some of these rules straightened out so that the real value of the facilities that we operate will show up in the revenue line. Because, if it doesn’t, there’s going to be some disastrous consequences coming down the pike, not for us as much as what we’re going to see in the operations of the grid and the system and things like that. So this is something that we really think needs to be straightened out.

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In the meantime, we’re going to continue to work on our hedging policies and strategies. We continue to have a bullish view on where power markets are going to go versus today’s forward curve. And we’ve teed and continue to tee up our hedging strategy to allow us to take advantage of the upside while we cap the downside. Obviously, hedging is an important tool for us because what we want to do is to make sure, as we go into a year, we have a pretty good idea of what the cash flows are going to be. We want to strip out some of the volatility.

This is still attached to a big regulated utility and so there are a lot of things that go on that we need to make sure we’re managing both sides of the house towards some common objective, even though they are completely separate, in terms of the type of business and the risk profile that they have. So, hedging is important to us. It’s important to the rating agencies and it’s a good thing to have, certainly, as we get into those prompt years.

So we want to make sure that we continue to do that. We can’t, because of the type of company we are and because of the fact that it’s attached to a regulated utility and all of the things and obligations that go on there, just let it go free-for-all on the merchant side on a day in day out, hour-by-hour basis. But, as I said, given our bullish point of view, we’ve tried to tee up our plan and our strategy at this point so that we can take advantage of the upside. And we saw that at the beginning of this year when you saw, because of what was going on in the power markets, particularly in New England, with the gas pipeline constraints, etc., we saw the price of power go up quite nicely. We were able to take advantage of that because of the way we had structured our hedges, at that point in time.

We actually accelerated the human capital management program as it relates to EWC, making certain that we didn’t waste any time. Obviously, this is a business, as you all know, that’s been challenged. It’s been challenged because of the price of natural gas coming down. The same thing that is a big advantage for us on the utility has not actually been that big of an advantage for us on this side of the house. But we’ve tried as hard as we can, not only to improve operations to make sure that we’ve lowered costs; there is a portion of the human capital management program that will show up here and we continue, to not only accelerate the EWC side of that restructuring, but we’re also looking for more and more ways to make that business more efficient.

I did mention earlier that we continue to own the District Energy business. We announced the sale of that, as part of our portfolio management program around EWC, again, to simplify that business. I know most people didn’t even know we owned the District Energy business but we are still managing it. And so it was our objective, when we got into the beginning of this year, we made the decision that we needed to, again, simplify the business, simplify that business unit. And, while this a good little business, it’s a little business and it’s somewhat of a distraction for those people who have to operate it. So, we’ve got a nice transaction and we sold that and, again, that we won’t own in 2014 either.

The other portfolio management decision that we recently made is the shutdown of Vermont Yankee. That was made purely on economic reasons. If you look at what’s going on in the power markets there, what the price of power is, it’s single-unit BWR. When you start to layer on NRC requirements, such as the Fukushima costs, the amount of money that it takes to keep those plants up and running, particularly on a small single-unit site like that, and you look at where the price of power is, it just wasn’t economically feasible for us to continue to operate that plant going forward. Purely an economic decision, one that we worked really hard on over the course of the last several months.

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Like we always do, we are always going through the entire fleet to try and make the call — is today the right day to operate, to buy, to sell, to hold or, in this case, to shut down the plant.

There are some benefits obviously to shutting it down. It will improve cash flow over the next several years by about $150 million to $200 million. It will improve earnings after the first couple years, as the plant was going from marginally breakeven down into negative from an earnings perspective. So, again, the right decision to make from an economic point of view.

As it relates to the legal issues that are going on around Vermont Yankee, they actually continue and we continue to be on the right side of these. As you know, we just got a court decision on appeal, the appeal of the original court decision to be able to keep this plant up and running. In terms of what’s going on in the state, we’re still going through the CPG process. We’ve amended that process — as opposed to end of license life, to make it through the end of 2014 is all the longer we’re going to operate that plant.

What I do want to say about the plant, the reason this was a difficult decision has nothing to do with the economics. The numbers were the numbers. Once Drew shows them to you, you know that they’re right and that was the right decision. The difficulty was, we have 630 people, who’ve done nothing but everything we asked, operating that plant. The plant has operated at a 92% capacity factor since we’ve owned it. It’s in the middle of back-to-back, breaker-to-breaker runs. Had a 400-plus day run, breaker-to-breaker, and it’s in the process right now of another breaker-to-breaker run. The plant has operated fantastic. The employees have done everything we’ve asked of them. And that’s one of the reasons we wanted to make this decision now to run through the latter part of 2014 to give us and them the opportunity to work on their future. The certainty is something that we wanted to provide our employees, as well as something that we want to provide all of you, as it relates to how we operate that plant. So, by the end of 2014, again, in that world of simplifying things, we’ll no longer be running the Vermont Yankee plant.

As it relates to Indian Point, Indian Point’s on the opposite end of the spectrum. It’s a large two-unit site in a higher-priced power market. Indian Point, we continue to go through the NRC and the state-related processes. We continue to believe we’ve got the better part of the argument in every place where we might have detractors. And we continue to push forward in getting through the licensing process and through the state environmental processes, as it relates to Indian Point.

Our perspective is that we’ll get through those. It’s going to take a while. Obviously, we’re already running one unit. We got a letter from the NRC saying that we will be able to run past its current license life, as we get into the timely-renewal phase; the first plant in the country to get into that phase. But, obviously, the NRC understands the way the process is supposed to work and the way the process is working is that that plant will continue to run while we go through the re-licensing process with the NRC.

So, if we look at where we sit with EWC, same objectives that we had with the utility. If you look at where we will be a year from now, we’ll have resolution to and the actual implementation of the LHV capacity zone, which should provide less risk for the company but also uplift, as it relates to our earnings going forward.

Again, the human capital management program, as it relates to EWC and the other operational things that we’re trying to do to improve operations and reduce costs; we’ll be way underway and far into those — the implementation of that program. We’ll be out of the District Energy business, now that I’ve told you that we were in the District Energy business. And, by the time we get through the end of next year, we’ll be into the regulatory process — that is not operating a nuclear plant but into the regulatory process of shutting down Vermont Yankee.

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All of these are intended to improve cash flows, improve earnings, improve performance. But also, if you think about what’s in the DCF calculation, it’s not only cash flows but it’s risk. And a lot of what we’re trying to do is not only improve cash flows — make no mistake that’s a major objective that we have — but we believe that the reduction of risk, the providing of clarity, the elimination of uncertainty, is part of the value proposition as well. And a lot of what we’re doing is geared to do both of those things at the same time, improve performance while we reduce the risk of the company. Everything that we do in the utility, everything that we do at EWC, everything we do at the corporate level is meant to do that.

Now, that doesn’t mean that when we get into this time next year, that we’re going to stop thinking. I know we’ve had a lot going on over the course of the last — well I think you said five years — but I’d argue it’s actually been longer. A lot of those things that we have going on right now, whether it’s transitioning to MISO or the ITC transaction, things that we’ve done in the past like the acquisition of nuclear power plants in the first place, things that we’ve done in the past like the joint venture that we put together with Koch Industries, things that we’ve done in the past like the attempt to spin what is now the EWC business; we will not stop having those ideas. We will not stop trying to implement things that change the bar significantly for the company, whether that be for our customers or for all of you as owners.

What we want to do is to do that in a less volatile environment with a fewer number of things going on. As I said, we know we have seven strategic imperatives right now. If you go back to the company’s seven strategic imperatives, there’s a lot of individual initiatives on the part of a lot of people. By the time we get to next year that, as I said, might be three strategic imperatives, maybe four.

As we winnow that down, we’re going to continue to have, as our perspective and as our point of view, to be looking for ways to materially change the bar of the company. And sometimes, not all the time, but sometimes that will manifest itself in something that seems somewhat complicated. We will continue to seek those things out. We will continue to seek ways that really change the bar. But, as I said, we’d like to do them with a less complicated utility, in terms of the system agreement, with fewer rate cases going on at the same point in time, while we’re not transitioning into MISO and trying to get the ITC transaction done, while we’re not going through the process of litigation at Vermont Yankee, while we’re not distracted by the District Energy business, etc. on down the line.

So, I do want to emphasize the simplification of the company, as it relates to the number of things that you have to worry about and follow. But I don’t want to give the false impression that, while we do that, that we are going to go back to offices, sit on our hands, and just let the company run however it runs. That is not our intention. We’re intending to simplify but we’re going to continue to work on ways to really move the bar for all of you, for our customers, and the other stakeholders that we serve. Dan?

Dan Ford:	Thanks very much, Leo. And there are some mics that will be coming around for questions. We have those in the back.

Unidentified Audience Member:	Could you elaborate the timing for the ITC transaction? Is it fair that the goal line is now mid of 2014?

Leo Denault:	I cannot.

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Unidentified Audience Member:	Could you just give us a time? What is the path we should look for and how should it fall jurisdictionally from approval process? Because it was very confusing to the present as to which jurisdiction goes first and it was total — I don’t know.

Leo Denault:	Yes.

Unidentified Audience Member:	And can we have a better guidance after seeing what’s happened in this whole year and the first ten months to give us some kind of a clue as to how you shepherd the process to a successful close?

Leo Denault:	I can’t give you a lot right now and I’ll tell you why. We’re getting ready to make a filing, actually two filings. And those will be — obviously the Mississippi process in on a schedule and so that filing is — the 25th? Yeah, is the 25th. That’s the date on that. So, that process is where it is. In Texas, I can’t — I can tell you that it will be relatively soon that we will take action there but we and ITC are working out the details of when and what will be part of that filing. So, until we do those filings, I can’t really give you a lot of clarity on what they’ll be — not because we don’t have it, I’m just not going to give it to you at this point in time. But it will be relatively soon that those things will happen.

Obviously the issue that we had in the Texas jurisdiction was the rate mitigation plan was not on the record. It was a due process issue that they saw, that they identified, and that was part of the communication between the commissioners that all of us saw, obviously, were terms of what was and wasn’t on the record. And as that memo said that Commissioner Anderson wrote, without it on the record, their hands were kind of tied. So we were encouraged by the fact that they allowed us to withdraw with the opportunity to re-file. And that’s where we are right now and we’re — our intention is to move forward to try and get that done.

As far as the timing goes, when that happens in Texas, they’ll have to set a procedural schedule. Our objective is to seek, as we mentioned in the open meeting, expedited treatment of it but we’ll see what they do. And, obviously, the other jurisdictions will have to see where that process goes.

So, I understand that there’s not a lot of clarity that I’m giving you in all that. I’m just laying out the situation as it is. When we make our filings and when we make our requests and when procedural schedules start to get set, we’ll be able to give a little bit more clarity as to timing. So, I’m not — I hate to give you the answer of no, I can’t give you any more than that, but we’re working on it. We are working to give that to you. Yes, sir?

Unidentified Audience Member:	Leo, when you, with the benefit of hindsight, think about Wayne’s efforts at simplification — and I don’t mean this to put him down. We’ve been friends 20-something years, Wayne and I. But —

Leo Denault:	He knows where I live, too.

Unidentified Audience Member:	But when you think about if he had been willing to compromise more it would have been very beneficial to Entergy shareholders, would we be able to have gotten such a transaction to be able to get done. The PUCT just came out with a like incredibly demanding list which I thought was little bit beyond fair. But, in any event, having gone through that experience of trying to simplify the business before in the nuclear — the unregulated generation, is it worth possibly considering some degree of capitulation on issues in order move forward with simplification?

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Leo Denault:	Well, there was a lot in there.

Unidentified Audience Member:	Sorry.

Leo Denault:	First of all, I’m not going to talk about what we could or couldn’t have done before. I mean that’s — hindsight is good to learn from it but certainly I’m not going to talk about it.

I think, as it relates to the process and if you look at what those list of demands or whatever you want to call them were, the list of conditions, let’s just look at that for what it was. Due process put us in a certain box. We don’t have the rate mitigation plan that you put in place and there’s even a line in that memo that says something to the effect — I’m paraphrasing only slightly — having that in the record would have gone a long way towards approval. It wasn’t and they struggled with that. And I understand them struggling with that.

And the fact of the matter is, when you look at having to do this in a bunch of jurisdictions and all the parties that are involved there, plus then once we know what they all want then we have to figure out how we’re going to deal with it as two parties. The process is tough to fit into 180 days. So, the part that might be unfair is the fact that, by law, the Texas Commission only had 180 days and there was no way for them out of that box. So all that memo says is: we’re in a box. We’re in a box and we can’t consider what you’ve proposed but if you will do each and every one of these things today, we can approve it. That’s kind of what that said. And I can’t say that that’s unfair. I can say I didn’t like it.

Unidentified Audience Member:	Capitulating and doing everything they demand?

Leo Denault:	Well, yeah, that’s right. And we didn’t do that that day, did we? To have the opportunity to look at, given the fact that we’re in a box and we can’t consider what you’ve put forth that would have gone a long way towards getting this done. You’ve put us in a box. Do this and we can get out of the box.

And they allowed us to say; well, we can’t do all of that. Now, as you recall, there was a lot of those things where we just said; yeah, we’ll do. Because a lot of those things were in the rate mitigation plan. But, the fact of the matter is that was what they needed to get that done that day, on the spot. And, as they said in the open meeting, they were out of time. So, I wouldn’t say that what they did was unfair. I wouldn’t say that it was — yeah, it was a lot. But I would say, to some extent, that the unfair part was legally they only had 180 days.

Unidentified Audience Member:	They did say, we’re not bending on this. We’re not bending on this. (inaudible).

Leo Denault:	That was that day. And I can’t fault the commission for what – for the situation they were in. I don’t like that they were in that situation. I don’t like that it got there. We probably could have done some things better to not put them in that position. But they didn’t have the same kind of flexibility, say, that Louisiana had to be able to say; okay, it’s not in the record but we’ll go grab it and we’ll extend the timeframe so that people can look at it. Texas didn’t have that luxury and so that’s not their fault.

Dan Ford:	And with that, we too are out of time. We do have a breakout session, though, in Liberty 5 upstairs to follow on with other questions. Thank you very much, Leo, for your presentation.

Leo Denault:	Thank you.

Entergy Corporation

9/13/2013 - 9:05 AM ET

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication or in the prospectus included in the registration statement on Form S-4/S-1 (file no. 333-190094) that was filed by Mid South TransCo LLC (“TransCo”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, TransCo and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on Feb. 25, 2013. ITC is also expected to file a post-effective amendment to the above registration statement. ITC shareholders are urged to read the prospectus included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available) and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, on July 24, 2013, TransCo filed a registration statement on Form S-4/S-1 (Registration No. 333-190094) with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a prospectus of TransCo related to the proposed transactions. Entergy will file a tender offer statement on Schedule TO with the SEC related to the exchange of shares of Entergy common stock for the TransCo common units. Entergy shareholders are urged to read the prospectuses included in the ITC registration statement (and the post-effective amendment to the ITC registration statement, when available), the Transco registration statement, the tender offer statement on Schedule TO (when available) and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses, tender offer statement and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.